SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT


                        Pursuant to Section 15 (d) of the
                       Securities and Exchange Act of 1934

                        For Year Ended December 31, 2001


A.       Full title of the plan and the address of the plan if different from that of the issuer named below:


                        CRANE CO. UNION EMPLOYEES SAVINGS
                               AND INVESTMENT PLAN

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    CRANE CO.
                            100 First Stamford Place
                           Stamford, Connecticut 06902

CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
         Benefits as of December 31, 2001 and
         2000                                                                 2

Statements of Changes in Net Assets
         Available for Benefits for the years ended
         December 31, 2001 and 2000                                           3

Notes to Financial Statements                                                 4


SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets Held for
                  Investment Purposes as of December 31, 2001                12

Exhibit 23.1 - Consent of Independent Auditors                               13

INDEPENDENT AUDITORS' REPORT

Crane Co. Union Employees Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Crane Co. Union Employees Savings and Investment Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic 2001 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.



Deloitte & Touche LLP


Stamford, Connecticut
June 25, 2002

CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
                                                                         2001                    2000
                                                                         ----                    ----
ASSETS

INVESTMENTS, AT FAIR VALUE:
Crane Co. Stock Fund                                                    $19,322                 $18,059
Prudential Jennison Growth Fund Z                                       148,934                  79,590
Prudential Stock Index Fund Z                                            82,627                 104,084
Wells Fargo Stable Return Fund                                          740,361                 327,761
Fidelity Advisors Growth Opportunities Fund T                            83,991                 127,509
Oppenheimer Enterprise Fund A                                            21,364                  42,032
Putnam International Growth Fund A                                       88,142                  22,791
Dreyfus Premier Balanced Fund A                                         200,644                 158,170
MFS Mid-Cap Growth Fund A                                                84,716                     -
Fidelity Advisor Dividend Growth Fund T                                 172,673                     -
Loan Fund                                                                65,621                  35,989
                                                                      ---------               ---------

   Total investments                                                  1,708,395                 915,985
                                                                      ---------               ---------
RECEIVABLES:
Company contributions                                                    11,722                     -
Employee contributions                                                   24,313                  26,875
Employee loan payments                                                    1,864                   1,600
                                                                      ---------                --------
   Total receivables                                                     37,899                  28,475
                                                                      ---------                --------


NET ASSETS AVAILABLE FOR BENEFITS                                    $1,746,294                $944,460
                                                                     ==========                ========


See notes to financial statements.



CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

                                                                         2001                 2000
                                                                         ----                 ----
CONTRIBUTIONS:
Employee                                                               $344,077             $269,198
Company                                                                  29,515               14,615
                                                                     ----------           -----------
     Total contributions                                                373,592              283,813
                                                                     ----------           -----------

LOSS ON INVESTMENTS, NET:
Interest and dividends                                                    8,941               19,140
Net depreciation in fair value of investments                           (79,708)             (55,341)
                                                                     ----------             --------
     Total loss on investments, net                                     (70,767)             (36,201)
                                                                     ----------            ----------
Distributions to participants                                           (64,779)            (193,036)
Rollovers and transfers from other plans                                565,077                  -
Administrative and other Expenses                                        (1,289)                (238)
                                                                     ----------            ----------

Net increase in net assets available for benefits
                                                                        801,834               54,338

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                                      944,460              890,122
                                                                     ----------            ----------

NET ASSETS AVAILABLE FOR BENEFITS
 End of year                                                         $1,746,294             $944,460
                                                                     ==========             ========



See notes to financial statements.


CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
-------------------------------------------------------------------------------
1.   DESCRIPTION OF THE PLAN
 The following is a brief description of the Crane Co. Union Employees Savings and Investment Plan (the "Plan"). Participants should refer to the Plan agreement and amendments for more complete information.

A. General - The Plan is a defined contribution plan covering certain United States bargaining employees of Crane Co. and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Plan Amendments - The predecessor plan was The Mark Controls 401(k) Savings Plan and was amended effective January 1, 1998 renaming the Plan as the Crane Co. Union Employees Savings and Investment Plan. Effective January 1, 1998 the Plan became available to those Crane Co. collective bargaining units who negotiated inclusion in the Plan. The benefits delivered vary by union group and are dependent upon the negotiated terms through the collective bargaining process.

     C. Administration of the Plan - The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the "Committee"). The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of the Employee Retirement Income Security Act of 1974.

     D. Changes in Investment Policy - In connection with its decision to name Prudential Trust Company, a new Trustee, the Company, effective March 2, 2000, determined that it was necessary to freeze activity in the Plan until on or about May 24, 2000. During that interim period no participant was permitted to receive any payout from the Plan or alter any investment option. All contributions to the Plan however were continued and were invested in accordance with a participant's investment instructions received prior to March 2, 2000.

         In March 2000, account balances in the Vanguard/Primecap Fund and Vanguard/Morgan Growth Fund were transferred to the Prudential Jennison Growth Fund Z and account balances in the Vanguard/Windsor II Fund were transferred to Fidelity Advisors Growth Opportunities Fund T. Account balances in the Vanguard Index Trust- 500 Portfolio were transferred to the Prudential Stock Index Fund Z. Account balances in the Vanguard/Wellington Fund were transferred to the Dreyfus Premier Balanced Fund A and account balances in the

     Vanguard Retirement Savings Trust, Vanguard Fixed Income Securities-Long-Term Corporate Portfolio and the Vanguard Money Market Reserves- Prime Portfolio were transferred to the Wells Fargo Stable Return Fund. Copies of the prospectus for each of these investment funds are available to participants from Prudential. Two additional new funds were made available to employees the Oppenheimer Enterprise Fund A and the Putnam International Growth Fund A. All existing account balances in the Company Stock fund were also transferred to Prudential's custodian in April 2000.

     E. Participation - Subject to certain conditions, U.S. union employees of Crane Washington (effective 1998); Sequentia (effective 2001); Powers Process (effective 1995 was sold in September 2001); Dyrotech Industries (effective 1998) and Kemlite Company Inc. (effective 1998); are eligible to participate in the Plan following completion of one year of service, as defined in the Plan document. Employees are eligible to participate in the Plan on the first day of the month coinciding with or following their date of hire.

     F. Contributions and Funding Policy - Participants may elect to contribute to the Plan from two to sixteen percent of their annual compensation. Contributions are invested in short-term, stock, equity, bond, company stock or fixed income funds selected by the participant. The Company matching benefits vary by union group and are dependent upon the negotiated terms through the collective bargaining process. In accordance with the Internal Revenue Code, participant pretax contributions could not exceed $10,500 in 2000 and in 2001. Discrimination tests are performed yearly. Any discrepancies in passing the threshold would result in refunds to the participants.

     G. Expenses - Administrative expenses of the Plan (except those associated with the Crane Co. Stock Fund) are paid by the employer. In addition personnel and facilities of the employer used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund are paid by the fund through automatic unit deductions. Participant loan fees are paid by the participant through automatic payroll deductions.

H. Vesting - Employee contributions are one hundred percent vested. Vesting for employer contributions are as follows:

                           Years of Service             Vested Interest
                           ----------------             ---------------
           Less than 1 year                                  None
           1 year but fewer than 2                            20%
           2 years but fewer than 3                           40%
           3 years but fewer than 4                           60%
           4 years but fewer than 5                           80%
           5 years or more                                   100%

    Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

    I. Distributions - A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant's Company contribution portion which is not vested at the time of termination of employment is forfeited and used to reduce future Company contributions.

    J. Plan Termination - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Internal Revenue Code, the Committee shall thereupon direct either (i) that the Trustee continues to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

    K. Tax Status - The Company adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated September 12, 1994 and the Internal Revenue Service has determined and informed the Company by letter dated June 1, 1995 that the Plan, as adopted, and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving its determination letter. However, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

    L. Rollovers and Transfers from Other Plans - Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

    M. Participant Loan Fund - Some participants (depending on the negotiated union plan) may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer between the investment fund and the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus 2 percent. Principal and interest are paid ratably through regular payroll deductions.

    N.   Investment Funds

     The Plan has provided the following funds in which participants elected to invest their Plan assets:
                                        6

     Crane Co. Stock Fund - Invests in the common stock of Crane Co.

     Prudential Jennison Growth Fund Z - Consists of a diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion. The sub-advisor seeks companies that it believes are attractively valued and have demonstrated earnings and sales growth and high returns on equity and assets. It may invest up to 20% of assets in foreign securities.

     Prudential Stock Index Fund Z - Seeks to replicate the performance of the S&P 500 index. The fund normally invests up to 80% of assets in securities listed on the S&P 500 index. It intends to purchase all 500 securities in the same proportions as they are represented on the index. The fund seeks to achieve a .95 correlation with the index. It may invest the balance of assets in other equity-related securities, U.S. government debt, put and call options on securities and stock indices, and futures contracts on stock indices and options.

     Wells Fargo Stable Return Fund - Consists of a diversified portfolio of assets issued by highly-rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies such as:
     guaranteed investment contracts, bank investment contracts, corporate bonds, U.S. Treasury/Agency Securities, mortgage related securities and asset backed securities.

     Fidelity Advisors Growth Opportunities Fund T - Consists of a diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equity securities of companies that management believes have long-term growth potential. It may also purchase fixed-income securities. The fund may invest without limit in foreign securities.

     Oppenheimer Enterprise Fund A - Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies with market capitalizations at or below $500 million. It may invest the remaining assets in companies with larger market capitalizations. The fund may invest without limitations in foreign securities. It may invest in investment-grade debt securities.

     Putnam International Growth Fund A - Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies located outside the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes to be undervalued. The fund may invest in both developed and emerging markets.

     Dreyfus Premier Balanced Fund A - Seeks to out perform a hybrid index that includes the S&P 500 index and the Lehman Brothers Intermediate Bond index. The fund normally invests 60% of assets in common stocks and 40% in investment-grade bonds. Although the equity and debt portions are similar to their respective indices, the fund may purchase securities not included on the indices.

     MFS Mid-Cap Growth Fund A - Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of medium market capitalizations. Management determines market capitalization by selecting companies that fall within the range of the Russell MIDcap Growth index. It may invest up to 20% in debt rated below BBB and up to 35% of assets in foreign securities.

     Fidelity Advisor Dividend Growth Fund T - Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in companies that the advisor believes have either the potential for dividend growth or commencing dividends. It may invest in securities of either domestic or foreign issuers. The fund may invest in either growth stocks or value stocks or both.

     The Trustee may, at its discretion, keep any portion of the above-mentioned investment programs in cash or short-term commercial paper to accommodate withdrawals and administrative fees or deposit all or any part of such funds in a "General Account" pending further instruction by participants.

2. SUMMARY OF ACCOUNTING POLICIES
   The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

A. The financial statements of the Plan have been prepared using the accrual basis of accounting.

B. Investment Valuation- Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Crane Co. Stock Fund is valued at the quoted market price of the Company's common stock. Participant loans are valued at cost, which approximates fair value.




Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets as of December 31, 2001 and/or 2000:

                                                                               2001                             2000
                                                                    ------------- --------------    ------------- ---------------
                                                                    Shares/Units  Market Value      Shares/Units   Market Value
                                                                    ------------- --------------    ------------- ---------------
Prudential Jennison Growth Fund Z                                         10,016       $148,934            4,368         $79,590
Prudential Stock Index Fund Z                                              3,233         82,627            3,539         104,084
Wells Fargo Stable Return Fund                                            23,797        740,361           11,151         327,761
Fidelity Advisors Growth Opportunities Fund T                              2,920         83,991            3,734         127,509
Putnam International Growth Fund A                                         4,447         88,141              922          22,791
Dreyfus Premier Balanced Fund A                                           15,434        200,644           10,841         158,170
Fidelity Advisor Dividend Growth Fund T                                   14,771        172,673                -               -

 C.Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

D.Distributions to Participants- Benefit payments are recorded when paid.

 E.General - The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. PARTIES-IN-INTEREST
   The Plan has investments and transactions with parties-in-interest, those parties being The Prudential Trust Company (the trustee), Crane Co. and participants with loan balances.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Union Employees Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                         ADMINISTRATIVE COMMITTEE OF THE
                            CRANE CO. UNION EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN




                                   /s/G. A. Dickoff
                                      ----------------
                                      G. A. Dickoff

                                   /s/ A. I. duPont
                                       ----------------
                                       A. I. duPont

                                   /s/ E.  Kopczick
                                       ----------------
                                       E.  Kopczick

                                   /s/ Z. A. Weinberger
                                       ------------------
                                       Z. A. Weinberger







Stamford, CT
June 25, 2002

             CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN
     SCHEDULE H, Line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 2001



                    Identity of Issue                                 Shares                 Cost                Current Value
                    -----------------                                 ------               -------               -------------
Prudential Jennison Growth Fund Z*                                    10,016              $ 184,918                   $148,934
Prudential Stock Index Fund Z*                                         3,233                 98,544                     82,627
Wells Fargo Stable Return Fund                                        23,797                701,943                    740,361
Crane Co. Stock Fund*                                                    707                 18,021                     19,322
Fidelity Advisors Growth Opportunities Fund T                          2,920                119,735                     83,991
Oppenheimer Enterprise Fund A                                          1,534                 31,559                     21,364
Putnam International Growth Fund A                                     4,447                 97,995                     88,141
MFS Mid-Cap Growth Fund A                                              7,730                 77,340                     84,716
Fidelity Advisor Dividend Growth   Fund T                             14,771                176,046                    172,673
Dreyfus Premier Balanced Fund A                                       15,434                227,498                    200,644
Loans to Participants*- Loans have interest rates ranging
from 7.50% to 11.50% and mature in 2002 through 2006                     -                   65,621                     65,621
                                                                                          ---------                  ---------
                                                                                         $1,799,220                 $1,708,394
                                                                                          =========                  =========



*Represents a party-in-interest to the plan.

                                                                 Exhibit 23.1


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-35860 of Crane Co. on Form S-8 of our report dated June 25, 2002 appearing in this Annual Report on Form 11-K of the Crane Co. Union Employees Savings and Investment Plan for the year ended December 31, 2001.

/s/ Deloitte & Touche LLP

Stamford, Connecticut
June 28, 2002